[Letterhead]

NEWPORT DIGITAL TECHNOLOGIES

620 Newport Center Drive, Suite 570

Newport, CA 92660

Phone: 949-219-0530

Fax: 949-219-0828

www.newportdigitaltech.com

May 18, 2010

U.S Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Yolanda Guobadia

Re: Newport Digital Technologies, Inc.

Staff comments on Form 10-K for Fiscal Year ended June 30, 2009, etc.

Dear Ms. Guobadia,

This is response to Staff’s letter to the Company on March 2, 2010.

In accordance with your telephone conference on May 10, 2010 with our securities lawyer, Mr. Don Davis, the Company is working diligently on amendments to both its Form 10-K and its Form 10-Q, and expects to file these amendments plus a detailed letter responsive on a point by point to your letter, within the next 10 days.

Per your request, this letter has been edgarized.

If you have further questions in the interim, please contact our Securities Counsel, Donald Davis, on his cell, at 213-400-2007.

Thank you for your assistance on this matter.

Very Truly Yours,

/s/ Richard Damion

Chairman